Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

August 17, 2011

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on August 17, 2011 at Denver, Colorado via Windward Global, and by Marketwire.

4.	Summary of Material Change

The U.S. Nuclear Regulatory Commission has completed its review of the Lost Creek Project Technical Report and has issued the Safety Evaluation Report and the final Source and Byproduct Materials License for the Project.

5.	Full Description of Material Change

The U.S. Nuclear Regulatory Commission (NRC) has completed its review of the Lost Creek Project Technical Report and has issued the Safety Evaluation Report and the final Source and Byproduct Materials License for the Project.

The Company previously announced the NRC’s completion of the related Final Supplemental Environmental Impact Statement on June 20, 2011.  This final action on the part of the NRC, which is the culmination of nearly four years of environmental and technical analysis, concludes the NRC’s review of the Lost Creek Project.  The issuance of the NRC Source and Byproduct Materials License is one of the three major authorizations required for construction and operation of the Lost Creek in-situ uranium recovery facility.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer Roger L. Smith Chief Administrative Officer and Chief Financial Officer Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

9.	Date of Report

August 17, 2011

Schedule A
Ur-Energy Announces Receipt of Final NRC License

Littleton, Colorado (Marketwire – August 17, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that the U.S. Nuclear Regulatory Commission (NRC) has completed its review of  the Lost Creek Project Technical Report and has issued the Safety Evaluation Report and the Final Source and Byproduct Materials License.  The Company previously announced the NRC’s completion of the related Final Supplemental Environmental Impact Statement on June 20, 2011.  This final action on the part of the NRC, which is the culmination of nearly four years of environmental and technical analysis, concludes the NRC’s review of the Lost Creek Project.

The issuance of the NRC Source and Byproduct Materials License marks a significant milestone for the Company as it is one of the three major authorizations required for construction and operation of the Lost Creek in-situ uranium recovery facility.  Wayne Heili, President, said, “We are very pleased that the NRC, after completing a Generic Environmental Impact Statement, a Supplemental Environmental Impact Statement, and a Technical Review, has determined that the proper course of action is to issue a final Source and Byproduct Materials License.  The NRC’s authorization confirms that the project will be completed in a manner that is protective of the environment, the public, and our employees.”

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, Investor and Public Relations	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt of remaining authorizations required for construction and operation of Lost Creek and related commencement of construction of the Lost Creek facility) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.